FORM 10-Q

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

	Three Months Ended
	December 31,
	2013	2012
NET INCOME Net income (loss) applicable to common shares for basic earnings per share	$(320,287)	$143,804

Net income (loss) applicable to common shares for diluted earnings per share	$(320,287)	$143,804

SHARES OUTSTANDING Weighted average shares for basic earnings per share	1,638,215	1,528,541

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	-*	12,942

Total shares for diluted earnings per share	1,638,215	1,541,483

Basic Earnings Per Common Share	$(.20)	$.09

Diluted Earnings Per Common Share	$(.20)	$.09

*  Net effect of stock options and warrants were antidilutive for the period.